EX-99.77J REVALUATN

Exhibit 77(j)(b) – Restatement of Capital Accounts

For the year ended March 31, 2008, undistributed net investment income was decreased by $419 and accumulated net realized gains were increased by $419.  These permanent differences primarily relate to StreetTracks Gold adjustments with differing book and tax methods for accounting.

The reclassifications have no effect on net assets or net asset value per share.